One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
Thomas Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

May 17, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: John Ganley and Kenneth Ellington

Re:	WhiteHorse Finance, Inc.

Registration Statement on Form N-2

File Numbers 333-217093 and 814-00967

Ladies and Gentlemen:

On behalf of WhiteHorse Finance, Inc., a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in phone calls between (i) Mr. Kenneth Ellington of the Staff and Thomas Friedmann of Dechert LLP, outside counsel to the Company, on April 19, 2017 and (ii) Mr. John Ganley of the Staff and Thomas Friedmann and Owen Williams of Dechert LLP on May 1, 2017. The Company has filed with the Registration Statement on Form N-2 (Registration Nos. 333-217093 and 814-00967) (the “Registration Statement”) in response to the Staff’s comments. For your convenience, a transcription of the Staff’s comments is included in this letter (in italics), and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined shall have the meanings specified in the Registration Statement.

General

1.	We note that the Company’s previous registration statement on Form N-2 (Registration No. 333-196436) (the “Previous Registration Statement”), and the prospectus contained therein, contain financial information and statements for the fiscal year ended December 31, 2014. Because such information is stale according to Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), please represent that the Company will not use the Previous Registration Statement or the prospectus contained therein to offer or sell securities.

United States Securities and Exchange Commission May 17, 2017 Page 2

The Company acknowledges the Staff’s comment and hereby represents that it will not use the Previous Registration Statement or the prospectus contained therein to offer or sell securities.

2.	Please undertake that the Company will only offer debt securities titled “senior” debt if there exists at the time of such offering other outstanding debt which is subordinated in right of payment to the securities being so offered.

The Company hereby undertakes that, in the future, it will only offer debt securities titled “senior” debt if there exists at the time of such offering other outstanding debt which is subordinated in right of payment to the securities being so offered.

Fees and Expenses

3.	With respect to the line item “Acquired Fund Fees and Expenses” in the Table and Footnote 7 thereto, please explain why the amount stated is 0%. Recalculate and disclose the correct percentage of indirect fees charged by NMFC Senior Loan Program I LLC (“NMFC”) in respect of the Company’s investment in NMFC. If the amount of fees charged by NMFC as a percentage of overall expenses is negligible due to rounding, disclose the actual amount in Footnote 7.

The Company acknowledges the Staff’s comment and has disclosed in the line item “Acquired Fund Fees and Expenses” the correct percentage of indirect fees and expenses charged by NMFC in respect of the Company’s investment in NMFC. The Company has also revised the corresponding Footnote 7 to explain the percentage stated.

4.	Please confirm the inclusion of the second paragraph of Footnote 8 to the Fees and Expenses Table. It appears to be part of Footnote 5. Please explain its inclusion in this footnote or move.

As requested, the Company has revised the Registration Statement to move the additional paragraphs from Footnote 8 to Footnote 5.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

5.	Under “Consolidated Results of Operations – Net Realized and Unrealized Gains and Losses on Investments,” please supplementally explain the meaning of or revise the sentence reading “The increase in realized and unrealized gains on investments was primarily attributable to the recognition of unrealized loss in our investment in RCS Capital Corporation during the fourth quarter of 2015.”

As requested, the Company has revised the relevant sentence in the Registration Statement.

United States Securities and Exchange Commission May 17, 2017 Page 3

Portfolio Companies

6.	Please include in the table the percentage of the class of securities held by the Company for each portfolio company investment. See Item 8.6(a)(3) of Form N-2.

As requested, the Company has revised the Registration Statement to include in the table the percentage of the class of securities held by the Company for each portfolio company investment, in accordance with Item 8.6(a)(3) of Form N-2.

The Adviser and the Administrator

7.	Under “The Adviser and the Administrator – Investment Advisory Agreement – Board of Directors’ Approval of the Investment Advisory Agreement,” revise the discussion of the factors considered by the Company’s board of directors (the “Board”) in approving the Company’s investment advisory agreement (the “Investment Advisory Agreement”) with H.I.G. WhiteHorse Advisers, LLC to provide the specificity required by Item 24(6)(f) of Form N-2. Note that, under the instructions to this item, conclusory statements or a list of factors are not sufficient and each factor should be related to the specific circumstances considered by the Board, including relevant examples.

The Company respectfully submits that the requirements of Item 24(6)(f) of Form N-2 do not apply to business development companies, which do not, and are not required to, provide annual and semi-annual reports to shareholders pursuant to Section 30(e) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder. However, the Company has revised the Registration Statement to indicate that the Board did not identify any particular factor that it considered as controlling in its decision to approve the Investment Advisory Agreement.

Determination of Net Asset Value

8.	Under “Determinations in Connection with Offerings,” please consider deleting the third paragraph which is unnecessary given the discussion of the Company’s interim determination of net asset value in the preceding paragraphs.

The Company acknowledges the Staff’s comment and has deleted the third paragraph under “Determinations in Connection with Offerings.”

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9.	Under “Determinations in Connection with Offerings,” please revise the final sentence in the fifth paragraph of the section entitled “Determination of Net Asset Value – Determinations in Connection with Offerings” to reference the requirement that the Company be qualified to register its securities on Form S-3 in order to file a post-effective amendment to the Registration Statement.

As requested, the Company has revised the relevant sentence in the Registration Statement.

Consolidated Financial Statements

10.	In the Statements of Changes in Net Assets, include in future filings the source or sources of each change as required by Rule 6.09(3) of Regulation S-X under the Securities Act. Specifically, state separately distributions from investment income – net, realized gain from investment transactions – net, and other sources.

The Company acknowledges the Staff’s comment and makes reference to the Consolidated Statements of Changes in Net Assets wherein the Company has effected this presentation via columnar format within each of the Statements conforming to the requirements of Rule 6.09(3) of Regulation S-X under the Securities Act.

11.	In Note 5 to the Consolidated Schedule of Investments, there is a statement that qualifying assets equaled 83% of total assets of the Company as of December 31, 2016. However, in Footnote 5 to the Portfolio Companies table on page 84, qualifying assets are stated to have been 86% of total assets of the Company as of December 31, 2016. Explain the discrepancy or correct.

As of December 31, 2016, qualifying assets equaled 83% of the total assets of the Company. The Company has revised the Registration Statement to correct Footnote 5 to the Portfolio Companies table on page 84 to state the correct percentage of total assets of the Company that were qualifying assets as of March 31, 2017.

12.	In the Consolidated Schedule of Investments, include investments in and advances to affiliates as required by Rule 12-14 of Regulation S-X under the Securities Act.

The Company acknowledges the Staff’s comment and hereby undertakes to include the disclosure in future filings to report investments in and advances to affiliates as required by Rule 12-14 of Regulation S-X under the Securities Act.

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13.	In Note 2 – Summary of Significant Accounting Policies to the Consolidated Financial Statements, explain how the Company complies with Accounting Standards Codification Topic 946 (ASU 2013-08) (“ASC Topic 946”) as required.

The Company acknowledges the Staff’s comment and hereby undertakes to revise, in future filings, Note 2 – Summary of Significant Accounting Policies to the Consolidated Financial Statements to explain that the Company is an investment company and complies with ASC Topic 946.

14.	In Note 4 – Fair Value Measurements to the Consolidated Financial Statements, there is disclosure stating that a significant increase or decrease in an unobservable input would result in a significant change in the fair value measurement. Such changes need not be significant under the applicable rules. Revise this disclosure and enhance related disclosure in all future filings.

The Company acknowledges the Staff’s comment and hereby undertakes to revise the disclosure in future filings to clarify that any changes, and not only significant changes, in unobservable inputs could result in significantly higher or lower fair value measurements.

15.	In Note 5 – Borrowings to the Consolidated Financial Statements, note the actual interest rate for each borrowing the relevant reporting periods (i.e., ____%, not LIBOR + ____%).

The Company acknowledges the Staff’s comment and hereby undertakes to revise, in future filings, Note 5 – Borrowings to explicitly state the interest rate in effect for the relevant reporting period(s).

16.	In Note 8 – Financial Highlights to the Consolidated Financial Statements, in future filings report the character of sources of income in accordance with Item 4 of Form N-2.

The Company acknowledges the Staff’s comment and hereby undertakes to revise the disclosure in future filings to report in Note 8 – Financial Highlights the character of sources of income and distributions in accordance with Item 4 of Form N-2.

17.	In Note 9 – Income Taxes to the Consolidated Financial Statements, disclose in each case gross unrealized appreciation, gross unrealized depreciation as well as net unrealized appreciation and net unrealized depreciation, in each case on a tax basis as required by Footnote 8 to Rule 12-12 under Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully submits that for each of the fiscal years ended December 31, 2016, 2015 and 2014, the Company disclosed the cost of the Company’s investments as well as the related net unrealized appreciation or depreciation of such investments, each of which on a tax basis, in Note 9 – Income Taxes to the Company’s Annual Reports on Form 10-K. The Company hereby undertakes to revise the disclosure in future audited financial statements to also disclose in the discussion of cost of investments the gross unrealized appreciation, gross unrealized depreciation, net unrealized appreciation and net unrealized depreciation, in each case as appropriate and on a tax basis.

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18.	In all future Periodic Reports on Form 10-Q and Form 10-K, in the discussion of cost of investments, include gross unrealized appreciation, gross unrealized depreciation, net unrealized appreciation and net unrealized depreciation.

The Company acknowledges the Staff’s comment and respectfully submits that, based on the Company’s review of relevant regulations and precedents and discussions with its independent registered public accounting firm, it is not required to disclose an estimate of the tax cost of its investments on a quarterly basis. However, the Company hereby undertakes to estimate in the future the tax cost of the Company’s investments on a quarterly basis as well as provide a description of any such difference, and, should there exist a material difference between the book cost and estimated tax cost of the Company’s investments in any quarter, to revise the disclosure in such corresponding Quarterly Report on Form 10-Q to include in the discussion of cost of investments the gross unrealized appreciation, gross unrealized depreciation, net unrealized appreciation and net unrealized depreciation, in each case estimated and on a tax basis. Should the difference be immaterial, the Company hereby undertakes to so state in future Quarterly Reports on Form 10-Q.

The Company also respectfully submits that for each of the fiscal years ended December 31, 2016, 2015 and 2014, the Company disclosed the cost of the Company’s investments as well as the related net unrealized appreciation or depreciation of such investments, each of which on a tax basis, in Note 9 – Income Taxes to the Company’s Annual Reports on Form 10-K. The Company hereby undertakes to revise the disclosure in future Annual Reports on Form 10-K to also include in the discussion of cost of investments the gross unrealized appreciation, gross unrealized depreciation, net unrealized appreciation and net unrealized depreciation, in each case as appropriate and on a tax basis, a description of any material differences between the book and tax cost of the Company’s investments as well as the related impact on the Company’s gross unrealized appreciation, gross unrealized depreciation, net unrealized appreciation and net unrealized depreciation, in each case on a tax basis. Should the difference be immaterial, the Company hereby undertakes to so state in future Annual Reports on Form 10-K.

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19.	Confirm in correspondence that all wholly owned or substantially wholly owned subsidiaries are consolidated in the consolidated financial statements of the Company.

The Company acknowledges the Staff’s comment. The Company hereby confirms that all of its wholly owned or substantially wholly owned subsidiaries during the time periods presented have been consolidated on the Company’s financial statements.

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by e-mail at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Stuart Aronson, WhiteHorse Finance, Inc.

Edward J. Giordano, WhiteHorse Finance, Inc.